Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six Months Ended June 30, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
Earnings (loss) before income taxes	$120,039	$15,337	$39,407	$33,263	$(14,840)	$(8,798)
Add:
Interest expense	6,994	13,147	13,000	13,000	12,589	12,500
Rental expense factor [1]	2,364	4,501	4,489	5,156	4,654	4,552

Earnings available for fixed charges	$129,397	$32,985	$56,896	$51,419	$2,403	$8,254

Fixed charges:
Interest expense	$6,994	$13,147	$13,000	$13,000	$12,589	$12,500
Rental expense factor [1]	2,364	4,501	4,489	5,156	4,654	4,552

Total fixed charges	$9,358	$17,648	$17,489	$18,156	$17,243	$17,052

Ratio of earnings to fixed charges	13.8	1.9	3.3	2.8	0.1	0.5

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The ratio of earnings to fixed charges is computed by dividing income or loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for 2005 and 2004 was $14,840 and $8,798, respectively.